FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: September 6, 2012

Press Release September 5, 2012

DISCOVERY OF A NEW GOLD SYSTEM ON THE WABAMISK PROJECT

Virginia Mines Inc. (“Virginia”) is pleased to announce a significant new gold discovery on its Wabamisk project located in the region of the Opinaca Reservoir in James Bay. The property consists of 947 claims and covers a surface area of 49 square kilometres within the Achaean volcano-sedimentary belt of the Eastmain River.

The Wabamisk project was initiated in 2005 with the objective of discovering epigenetic gold mineralizations similar to that of the Roberto zone of the Éléonore project located 65 kilometres to the northeast. Virginia has since conducted annually on the property several surface exploration programs as well as a few limited diamond drilling campaigns. This work highlighted numerous gold anomalies in till samples and led to the discovery of several outcrop gold showings within a sequence of sedimentary rocks comparable to that hosting the Éléonore gold deposit. The most important one is the Isabelle showing discovered in 2007, which consists of a series of quartz veins and intense silicified zones within a folded sequence of finely bedded wackes and more massive sandstones. Channel sampling and drilling carried out on the Isabelle showing yielded variable results given the free nature of gold in the veins and silicified zones. Best channel results included 316.18 g/t Au over 1 metre, 17.86 (14.98 cut) g/t Au over 3 metres and 11.03 g/t Au over 3 metres while the best drill intersections returned 46.5 (18.26 cut) g/t Au over 4 metres, 5.89 g/t Au over 2 metres and 2.75 g/t Au over 10 metres. Most of the other gold showings discovered to date on the property are small and/or low grade, but their high density and the presence of several till-gold anomalies represents a strong gold signal that remains largely unexplored.

Prospecting and mechanical stripping conducted in the summer of 2012 exposed a new, very interesting gold system to the northeast of the Anatacau Lake in the east portion of the Wabamisk property. This new system characterized mainly by a field of quartz veins with visible gold is in many aspects comparable to the Isabelle showing, located more than 15 kilometres to the southwest in the same sequence of folded sedimentary rocks. So far, visible gold in the quartz veins was identified over a lateral distance of 850 metres within this new system, which remains open towards the east and west. Detailed mapping and channel sampling are currently underway in order to better define the controls of the gold mineralization and its economic potential. The gold system consists of many generations of veins with variable degrees of deformation and put in place within folded metasediments. The centrimetric to metric quartz veins are sometimes accompanied by a plurimetric envelope of intense alteration (silica-feldspar) which gives the rock a cherty aspect. These alteration zones are particularly well developed in the core of the system and are associated with the best gold values so far obtained specially in trenches WB2012TR-011 and WB2012TR-004 (figure 1). In trench WB2012TR-011, a quartz vein and its alteration zone are followed over a lateral distance of over 20 metres according to a northeastern direction. The four channels done throughout the mineralized zone returned values of 9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre and 18.35 g/t Au over 1 metre. The zone remains open laterally in both directions (figure 2). In trench WB2012TR-004 located immediately north of trench 011, channel results including 3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres and 3.09 g/t Au over 1.3 metres were obtained within folded quartz veins and their altered envelopes (figure 3). The same network of veins and alteration yielded encouraging results 200 metres to the northeast in trenches WB2012TR-001,002 and 003. The best results were 5.08 g/t Au over 4.2 metres in trench 001, 4.09 g/t Au over 2.2 metres in trench 002 and 11.45 g/t Au over 1 metre in trench 003, but many other channels returned very anomalous to sub-economic values in these three trenches. Just a few hundreds of metres further east, the vein system has once again yielded good results with 5.47 g/t Au over 4 metres in trench WB2012TR-031 and 4.99 g/t Au over 3 metres in trench WB2012TR-015. The strength of the alteration zone and of the vein network declines gradually when moving towards the currently known limits of the vein system. All assay results received to date are given in the annexed table.

Virginia is quite encouraged by this significant new discovery. The known presence of visible gold over 850 metres laterally, the presence of strong silica-feldspar alterations within the system and the complexity of the deformation are all elements that suggest an important auriferous system. It is also supported by the occurrence of similar gold showings discovered over more than 15 kilometres up to the Isabelle showing in the southwestern portions of the Wabamisk property. Mechanical stripping, structural mapping and channel sampling will continue throughout fall to better define the dimension and controls of the new mineralized system. A first diamond drilling campaign could be initiated by the winter of 2013 with the objective of testing this system in the third dimension.

Work was carried out by the personnel of Virginia Mines Inc. under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 30 years of experience in exploration. He has read and approved the contents of this press release.

QUALITY CONTROL

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples were analyzed by ALS Chemex Inc. in Val d’Or. Samples from quartz veins and altered zones are analyzed by metallic-sieve method while non-mineralized wall rocks are analyzed by fire-assay followed by atomic absorption according to industry standards.

ABOUT VIRGINIA

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $41.2 million as at May 31, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President

200-116 St-Pierre Quebec, QC G1K 4A7 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

WABAMISK
Summer 2012 Initial Assay Results / Résultats d'analyses préliminaires été 2012

WB2012TR-001
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR001-R1	8,70	9,00	0,30	15,50
WB2012TR001-R1	18,00	19,00	1,00	1,86
WB2012TR001-R1	21,00	24,00	3,00	3,59
WB2012TR001-R2	9,70	12,00	2,30	0,30
WB2012TR001-R3	0,90	5,10	4,20	5,08
WB2012TR001-R3	15,00	18,00	3,00	1,10
WB2012TR001-R4	5,00	6,20	1,20	2,99
WB2012TR001-R4	18,00	22,00	4,00	2,42
WB2012TR001-R4	25,70	27,30	1,60	2,36
WB2012TR001-R4	32,00	34,00	2,00	0,70
WB2012TR001-R5	NSV
WB2012TR001-R6	2,30	2,60	0,30	2,63
WB2012TR001-R6	10,80	11,60	0,80	1,70
WB2012TR001-R7	13,90	15,00	1,10	17,85
WB2012TR001-R8	12,30	13,20	0,90	1,31
WB2012TR-002
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR002-R1	5,00	5,90	0,90	3,51
WB2012TR002-R1	8,80	12,90	4,10	1,80
WB2012TR002-R2	2,80	5,00	2,20	4,09
WB2012TR002-R3	NSV
WB2012TR-003
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR003-R1	2,85	4,40	1,55	3,36
WB2012TR003-R2	5,30	7,10	1,80	1,22
WB2012TR003-R3	7,50	12,20	4,70	1,40
WB2012TR003-R4	1,00	2,00	1,00	11,45
WB2012TR003-R4	10,50	12,00	1,50	0,38
WB2012TR-004
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR004-R1	2,50	4,00	1,50	1,01
WB2012TR004-R2	NSV
WB2012TR004-R3	1,40	3,45	2,05	1,51
WB2012TR004-R4	1,70	8,50	6,80	2,47
WB2012TR004-R5	2,05	9,00	6,95	3,45
including	2,05	2,70	0,65	22,30
WB2012TR004-R6	1,00	2,00	1,00	5,48

WB2012TR004-R7	1,00	2,00	1,00	1,44
WB2012TR004-R7	5,70	7,00	1,30	3,09
WB2012TR004-R8	NSV
WB2012TR004-R9	7,00	8,00	1,00	15,70
WB2012TR-005
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR005-R1	1,00	2,00	1,00	0,22
WB2012TR005-R2	3,20	6,00	2,80	1,36
WB2012TR005-R3	11,00	13,00	2,00	1,41
WB2012TR005-R4	NSV
WB2012TR005-R5	NSV
WB2012TR005-R6	0,00	2,20	2,20	1,74
WB2012TR-006
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR006-R1	20,6	22	1,40	1,24
WB2012TR-007
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR007-R1	NSV
WB2012TR007-R2	0	1	1,00	1,71
WB2012TR007-R3	0	1	1,00	6,38
WB2012TR-009
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR009-R1	9,30	10,15	0,85	1,12
WB2012TR009-R2	11,00	13,00	2,00	0,59
WB2012TR009-R3	NSV
WB2012TR009-R4	7,00	8,00	1,00	1,36
WB2012TR009-R4	11,00	19,00	8,00	0,90
including	11,00	14,00	3,00	1,72
WB2012TR009-R5	3,00	4,00	1,00	0,94
WB2012TR-011
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR011-R1	1,40	1,75	0,35	2,11
WB2012TR011-R1	3,00	4,00	1,00	18,35
WB2012TR011-R2	6,00	7,00	1,00	1,99
WB2012TR011-R3	6,00	9,50	3,50	3,30
WB2012TR011-R4	0,00	4,00	4,00	9,66
WB2012TR-015
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR015-R1	NSV
WB2012TR015-R2	22,00	25,00	3,00	4,99
WB2012TR-020
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR-020-R1	NSV

WB2012TR-020-R2	NSV
WB2012TR-020-R3	1,00	1,70	0,70	0,84
WB2012TR-021
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR021-R1	12,00	13,00	1,00	0,33
WB2012TR021-R2	NSV
WB2012TR-024
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR024-R1	NSV
WB2012TR024-R2	NSV
WB2012TR024-R3	NSV
WB2012TR024-R4	NSV
WB2012TR-027
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR-027-R1	NSV
WB2012TR-027-R2	NSV
WB2012TR-027-R3	NSV
WB2012TR-028
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR-028-R1	14,00	14,50	0,50	1,46
WB2012TR-028-R2	2,10	3,00	0,90	1,16
WB2012TR-028-R3	4,00	5,00	1,00	1,19
WB2012TR-028-R4	0,00	2,00	2,00	3,02
WB2012TR-028-R4	10,00	11,00	1,00	1,75
WB2012TR-028-R5	NSV
WB2012TR-030
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR-030-R1	NSV
WB2012TR-030-R2	NSV
WB2012TR-030-R3	NSV
WB2012TR-030-R4	1,00	2,00	1,00	0,91
WB2012TR-031
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR031-R1	4,00	5,00	1,00	17,50
WB2012TR031-R2	3,00	5,00	2,00	0,69
WB2012TR031-R2	8,50	9,00	0,50	0,98
WB2012TR031-R3	0	4	4,00	5,47
WB2012TR-036
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR036-R1	NSV
WB2012TR036-R2	NSV
WB2012TR036-R3	NSV
WB2012TR036-R4	NSV

WB2012TR036-R5	4,9	5,9	1	5,95
WB2012TR036-R6
WB2012TR-037
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR037-R2	NSV
WB2012TR037-R3	NSV
WB2012TR037-R4	NSV
WB2012TR-038
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR038-R1	NSV
WB2012TR-041
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR041-R1	5,00	6,00	1,00	0,80
WB2012TR-058
Channel/Rainure	From/De	To/À	Length/Longueur	Au g/t
WB2012TR058-R1	NSV
WB2012TR058-R2	NSV
WB2012TR058-R3	NSV

NSV: no significant value / pas de valeur significative

N
W
E
S
VG
5.08 g/t Au/4.20m
3.59 g/t Au/3.00m
VG
4.99 g/t Au/3.00m
VG
17.85 g/t Au/1.10m
VG
VG
4.09 g/t Au/2.20m
5.47 g/t Au/4.00m
VG
11.45 g/t Au/1.00m
2.47 g/t Au/6.80m
VG
VG
VG
18.35 g/t Au/1.00m
3.30 g/t Au/3.50m
VG
9.66 g/t Au/4.00m
VG
3.45 g/t Au/6.95m
700 m
MINES VIRGINIA
FIGURE 1
PROJET WABAMISK PROJECT
RÉSULTATS PRÉLIMINAIRES RAINURES
PRELIMINARY CHANNEL RESULTS
AOÛT 2012 / AUGUST 2012
0
25
50
metres
VG= Visible Gold / Or Visible

N
S
W
E
392 330 mE
392 335 mE
392 340 mE
392 345 mE
392 350 mE
392 355 mE
392 360 mE
5 780 930 mN
5 780 925 mN
5 780 920 mN
5 780 915 mN
5 780 910 mN
WB2012-TR011-R1
WB2012-TR011-R2
WB2012-TR011-R3
WB2012-TR011-R4
18.35 g/t Au / 1.00m
1.99 g/t Au / 1.00m
3.30 g/t Au / 3.50m
9.66 g/t Au / 4.00m
Légende/Legend
Zone minéralisée / Mineralized zone (S3ALT$)
Wacke
Faille / Fault
Veines et veinules / Veins and veinlets
Schistosité ou litage / Shistosity or bedding
Eau et boue / Water and mud
Mines Virginia
Date : 2012-08-28
Author: M. Sauard
Office :
Drawing : E.R.V.
Scale : 1:150
Figure 2
Projet Wabamisk Project
Tranchée WB2012TR011 Trench
Projection : UTM Zone 18 (NAD 27 for Canada)
0
1,25
2,5
5
metres

392 300 mE
392 310 mE
392 320 mE
392 330 mE
392 340 mE
392 350 mE
392 360 mE
5.780 980 mN
5.780 970 mN
5.780 960 mN
5.780 950 mN
5.780 940 mN
N
W
E
S
1.01 g/t Au / 1.50m
2.47 g/t Au / 6.80m
5.48 g/t Au / 1.00m
15.70 g/t / 1.00m
1.51 g/t Au / 2.05m
3.45 g/t Au / 6.95m
3.09 g/t Au / 1.30m
WB2012-TR004-R1
WB2012-TR004-R2
WB2012-TR004-R3
WB2012-TR004-R4
WB2012-TR004-R5
WB2012-TR004-R6
WB2012-TR004-R7
WB2012-TR004-R8
WB2012-TR004-R9
Légende/Legend
Zone minéralisée / Mineralized zone (S3ALT$)
Wacke
Faille / Fault
Veines et veinules / Veins and veinlets
Schistosité ou litage / Shistosity or bedding
Eau et boue / Water and mud
Mines Virginia
Date : 2012-08-28
Author: M. Savard
Office:
Drawing: E.R.V.
Scale: 1:250
Figure 3
Projet Wabamisk Project
Tranchée WB2012TR004 Trench
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres